U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form SB-1


                                 Amendment No. 6


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               MEDINA COFFEE, INC.
                                -----------------
                 (Name of small business issuer in its charter)


     Nevada                            5810                      88-0442833
 ---------------------      ----------------------------    -------------------
(State or jurisdiction      (Primary Standard Industrial     (I.R.S. Employer
  of incorporation or        Classification Code Number)    Identification No.)
   organization)

                 401 Detwiller Lane, Bellevue, Washington 98004
                 ----------------------------------------------
          (Address and telephone number of principal executive offices)

                    P.O. Box 741, Bellevue, Washington 98009
                    ----------------------------------------
               (Address of principal place of business or intended
                          principal place of business)

                          Nevada Agency & Trust Company
              50 West Liberty Street, Suite 880, Reno, Nevada 89501
            --------------------------------------------------------
            (Name, address and telephone number of agent for service)


               Harry Miller, President and Chief Executive Officer
                 401 Detwiller Lane, Bellevue, Washington 98004
                 ----------------------------------------------
        (Name, Address and Telephone Number of Sole Officer and Director)

               Harry Miller, President and Chief Executive Officer
                 401 Detwiller Lane, Bellevue, Washington 98004
                 ----------------------------------------------
           (Name, address, and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable from time to time after this registration statement becomes effective for a three month period.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                            -------------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities

Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

                            ------------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                            ------------------------

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE
 -------------------------------------------------------------------------------

Title of each       Dollar           Proposed     Proposed         Amount of
class of            Amount to be     maximum      maximum          registration
Securities          registered       offering     aggregate        fee
being Registered                     price per    offering
                                     share        price

Common              $ 20,000         $ 0.10       $20,000           $ 50.00
- ------------------------------------------------------------------------------


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

Disclosure alternative used (check one): Alternative 1; Alternative 2;   X




                                                MEDINA COFFEE, INC.
                                               CROSS-REFERENCE SHEET

         Item Number and Heading                                       Heading in Prospectus
1.       Front of the Registration Statement and
         Outside Front Cover Page of Prospectus                        Facing pages; Front Cover Page

2.       Inside Front and Outside Back Cover Pages
         of Prospectus                                                 Inside Front and Outside Back
                                                                       Cover Pages of Prospectus

3.       Summary Information and Risk Factors                          Prospectus Summary; Risk Factors

4.       Use of Proceeds                                               Prospectus Summary; Use of
                                                                       Proceeds; Description of Business

5.       Determination of Offering Price                               Cover Page; Risk Factors; Investor
                                                                       Suitability Standards; Offering

6.       Dilution                                                      Cover Page; Dilution

7.       Selling Security Holders                                      Not applicable

8.       Plan of Distribution                                          Front Cover Page; Offering

9.       Legal Proceedings                                             Litigation

10.      Directors, Executive Officers,
         Promoters and Control Persons                                 Management of Company

11.      Security Ownership of
         Beneficial Owner and Management                               Security Ownership of Beneficial
                                                                       Owner and Management

12.      Description of the Securities                                          Description of Securities

13.      Interest of Named Experts and Counsel                         Not applicable


14.      Disclosure of Commission Position on
         Indemnification for
         Securities Act Liabilities                                    Indemnification


                                                         4




15.      Organization Within Last Five Years                           Not Applicable

16.      Description of Business                                       Business of Medina

17.      Management's Discussion and Analysis or
         Plan of Operation                                             Business of Medina

18.      Description of Property                                       Business of Medina

19.      Certain Relationships and
         Related Transactions                                          Not applicable

 20.     Market for Common Equity and Related
         Stockholder Matters                                           Front Cover Page; Risk Factors;
                                                                       Security Ownership of Beneficial
                                                                       Owner and Management; Share
                                                                       Capital Structure; Market
                                                                       Information

 21.     Executive Compensation                                        Management of Company

 22.     Financial Statements                                          Financial Statements

 23.     Changes In and Disagreements with
         Accountants on Accounting and
         Financial Disclosure                                          Changes in and Disagreements with
                                                                       Accountants on Accounting and
                                                                       Financial Disclosure


                                                         5

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.


                                   PROSPECTUS

                               Medina Coffee, Inc.
                             (A Nevada Corporation)
                                  P.O. Box 741
                           Bellevue, Washington 98009

                              Up To 200,000 Shares
                         Offering Price: $0.10 Per Share

This offering by Medina Coffee, Inc. consists of a new issue of up to 200,000 common shares in the capital of Medina at a price of $ 0.10 per Share for a period of 3 months from the effective date of this prospectus.

THIS OFFERING IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK TO THE PUBLIC INVESTORS AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT (SEE RISK FACTORS AND DILUTION). THE OFFERING PRICE HAS BEEN ARBITRARILY DETERMINED BY MEDINA BASED UPON WHAT IT BELIEVES PURCHASERS OF SUCH SPECULATIVE ISSUES WOULD BE WILLING TO PAY FOR THE SECURITIES OF MEDINA AND BEARS NO RELATIONSHIP WHATSOEVER TO ASSETS, EARNINGS, BOOK VALUE OR ANY OTHER ESTABLISHED CRITERIA OF VALUE.


                 Price to Public    Commission(1)(2)   Net Proceeds to Company(3)(4)
Per Share        $ 0.10             $ 0.00             $ 20,000
Aggregate Sale   $ 20,000           $ 0.00             $ 20,000

Note:
1. Management of Medina is selling the securities and will not receive commission in conjunction with the sale of these securities.
2. The Shares are being offered to prospective investors on a direct participation basis.
3. The proceeds are stated before deduction of expenses related to the preparation of the offering which Medina will pay. These expenses, as presently estimated, are not expected to exceed $1,920, and include our legal and accounting fees, transfer agents fees, filing fees, and printing costs. (See Use of Proceeds and Plan of Distribution.)
4. No escrow account will be set up and all proceeds raised in the offering will be deposited immediately into our corporate account to be utilized for working capital in the priorities set by Medina. (See Use of Proceeds).


The effective offering price per Share exceeds the net tangible book value per Share as at January 7, 2002, after giving effect to this offering by $ 0.088, representing 88% of the effective offering price per Share. See "Dilution". An investment in the Shares is speculative and subject to certain risk factors. See "Risk Factors".

                 THE DATE OF THIS PROSPECTUS IS JANUARY 7, 2002


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS OFFERING DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PROSPECTIVE INVESTORS ARE URGED TO READ THIS PROSPECTUS CAREFULLY.


                        MEDINA COFFEE, INC. - PROSPECTUS




                                TABLE OF CONTENTS


PROSPECTUS SUMMARY......................................................................0

SELECTED FINANCIAL INFORMATION..........................................................0

RISK FACTORS............................................................................1
         Risks Related to Our Business..................................................1
         Risks Related to Our Capital Structure and this Offering.......................4

AVAILABLE INFORMATION...................................................................6

REPORTS TO SECURITY HOLDERS.............................................................7

INVESTOR SUITABILITY STANDARDS..........................................................7

USE OF PROCEEDS.........................................................................7

DILUTION ...............................................................................8

BUSINESS OF MEDINA......................................................................8
         History  ......................................................................8
         Proposed Business of Medina....................................................9
         Industry Overview..............................................................9
         Business Strategy..............................................................9
         Sales and Marketing...........................................................11
         Competition...................................................................11
         Limited Operating History.....................................................12
         Employees.....................................................................12
         Description of Property.......................................................12
         Previous Stock Issuances of Company...........................................12
         Government Regulation.........................................................12

MANAGEMENT OF COMPANY..................................................................12
         Directors, Executive Officers and Key Employees...............................12
         Harry Miller..................................................................12
         Compensation of Directors, Officers and Key Employees.........................13

INDEMNIFICATION........................................................................13

STOCK OPTIONS..........................................................................13

SECURITY OWNERSHIP OF BENEFICIAL OWNER AND MANAGEMENT..................................14
         Future Sales by Present Shareholders..........................................14

DESCRIPTION OF SECURITIES..............................................................14
         Shares   .....................................................................14
         Transfer Agent................................................................15

SHARE CAPITAL STRUCTURE................................................................15

MARKET INFORMATION.....................................................................15

OFFERING ..............................................................................15
         Offering Being Made by Medina.................................................15






         No Escrow of Proceeds.........................................................16
         No Broker Is Being Utilized in this Offering..................................16
         Opportunity to Make Inquiries.................................................16
         Procedures for Prospective Investors..........................................16
         Expiration Date...............................................................17
         Legal Matters.................................................................17

DEBT     ..............................................................................17

LITIGATION.............................................................................17

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
         ON ACCOUNTING AND FINANCIAL DISCLOSURE .......................................17


FINANCIAL STATEMENTS...................................................................18
         Unaudited Financial Statements Dated September 30, 2001.......................19
         Audited Financial Statements Dated May 31, 2001 and December 31, 2000.........27


DELIVERY OF PROSPECTUS BY DEALERS......................................................37


                               PROSPECTUS SUMMARY

The following summary information is qualified in its entirety by the detailed information and financial statements appearing elsewhere in the Prospectus.

BUSINESS OF MEDINA

Medina is a start-up company which has yet to commence operations. Medina was formed to enter into the retail specialty coffee market through the use of espresso carts.

THE OFFERING

Securities Offered:            200,000 Shares (See "Description of Securities")

Offering Price Per Share:      $ 0.10 per common share in the capital stock of
                               Medina with a par value of $0.001 per share.

Offering:                      The Shares are being offered by Medina for a
                               period not to exceed three months from the effective date of this Prospectus, on a Best
                               Efforts basis. (See "Offering").

Net Proceeds:                  Approximately $ 20,000 (See "Use of Proceeds")

Use of Proceeds:               Espresso Cart:                     $    6,150
                               Offering Expenses:                 $    1,920
                               Employee Wages                     $    8,930
                               General Corporate Purposes:        $    3,000
                                                                  -----------
                               Total                              $   20,000
                                                                  -----------

Number of Shares of the
Common Stock Outstanding       Before the Offering:                  902,100
                                          Shares:                    200,000
                                                                  -----------
                               After the Offering:                 1,102,100

Risk Factors:                  The securities offered in this
                               Prospectus involve a high degree of risk and immediate substantial dilution and should not be purchased by investors who cannot afford to lose their entire investment. Such risk factors include, among others, lack of operating history and limited resources, discretionary use of proceeds, no escrow of proceeds, and competition in selected area of business.

                                     SELECTED FINANCIAL INFORMATION



                                    Year End December 31, 2000     Interim Period as of Sept. 30, 2001
BALANCE SHEET DATA:
         Current Assets:                 $    315.00                         $    760.00
         Other Assets:                   $      0.00                         $      0.00
         Total Assets:                   $    315.00                         $    760.00
         Total Liabilities:              $  3,000.00                         $  5,790.00
         Accumulated Loss:              ($  4,485.00)                       ($  6,830.00)
         Shareholder Equity:            ($  2,685.00)                       ($  5,030.00)

                                    Year End December 31, 2000     Interim Period as of Sept. 30, 2001
INCOME STATEMENT DATA:


         Total Income:                   $      0.00                         $      0.00
         Total Expenses:                ($  4,485.00)                       ($  2,435.00)
         Net Profit (Loss):             ($  4,485.00)                       ($  2,435.00)

(See  Financial  Statements - Schedule I for  complete  and  accurate  financial information about Medina)

                                  RISK FACTORS

THE PURCHASE OF THE SECURITIES BEING OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK TO THE INVESTORS AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. THE OFFERING PRICE HAS BEEN ARBITRARILY DETERMINED BY MEDINA BASED ON WHAT IT BELIEVES PURCHASERS OF SUCH SPECULATIVE ISSUES WOULD BE WILLING TO PAY FOR THE SECURITIES OF MEDINA AND BEARS NO RELATIONSHIP WHATSOEVER TO ASSETS, EARNINGS, BOOK VALUE OR ANY OTHER ESTABLISHED CRITERIA OF VALUE.

Prior to investing in the Shares, a prospective investor should consider carefully the following risks and highly speculative factors which may affect the business of Medina. In analyzing this offering, prospective investors should carefully consider, among other factors, the following:

Risks Related to Our Business.
-----------------------------

As a Start-up or Development Stage Company an Investment in Medina Is Considered a High Risk Investment Whereby You Could Lose Your Entire Investment. We have just commenced operations and, therefore, considered a "start-up" or "development stage" company. We have yet to own and operate an espresso cart. We will incur significant expenses in order to implement our business plan. As an investor, you should be aware of the difficulties, delays and expenses normally encountered by an enterprise in its development stage, many of which are beyond our control, including unanticipated developmental expenses, inventory costs, employment costs, and advertising and marketing expenses. We cannot assure you that our proposed business plans as described in this prospectus will materialize or prove successful, or that we will ever be able to operate profitably. If we cannot operate profitably, you could lose your entire investment.

Our on Hand Working Capital Is Insignificant and We Will Likely Need to Complete this Offering in Order to Fully Implement Our Business Plan. We have limited working capital on hand. Our ability to commence and continue operations and operate as a going concern is wholly contingent on the successful completion of this offering, the ability of Medina to borrow funds from Mr. Miller and unrelated third parties, and the receipt of proceeds from the sale of our coffee products on commencement of operations. As of this date, Medina has generated no income and there can be no assurance that any such income will be forthcoming in the future.

The Loss of Mr. Miller or Our Inability to Attract and Retain Qualified Personnel Could Significantly Disrupt Our Business. Medina is wholly dependent, at present, on the personal efforts and abilities of Mr. Harry Miller, the sole officer and director of Medina. The loss of services of Mr. Miller will disrupt if not stop our operations. In addition, our success will depend on our ability to attract and retain highly motivated, well-qualified employees. Our inability to recruit and retain such individuals may delay the planned opening of espresso cart locations and or result in high employee turnover, which could have a material adverse effect on our business or results of operations once commenced.

We Expect to Incur Losses in the Future and, as a Result, the Value of Our Shares and Our Ability to Raise Additional Capital May be Negatively Affected. We have no operating history and, therefore, no revenues. Medina expects to incur losses during its first year of operation. There can be no assurances that Medina will achieve profitability in the future, or, if so, as to the timing or amount of any such profits. Further, any future revenues and operating results may vary significantly from quarter to quarter due to a number of factors, not all of which are in our control. If we have a shortfall in revenue relative to our expenses, or if our expenses increase faster than our revenues, our business will be adversely affected. Important factors that could cause material fluctuations in our results include:

     (a)  our ability to successfully open an espresso cart location;
     (b)  our ability to attract and retain customers;
     (c) our ability to maintain customer satisfaction for proposed product offerings;
     (d)  competition from other beverage vendors; and
     (e)  our ability to attract suitable employees.

We plan to use any revenues received to support our opening espresso cart locations and to increase our sales and marketing. Many of the expenses associated with these activities (for example, costs associated with purchasing espresso carts and equipment, entering into site leases and hiring employees) are relatively fixed in the short-term. We may be unable to adjust spending quickly enough to offset unexpected revenue shortfalls. If so, our operational results will suffer.

We expect that with this offering, we will have sufficient capital to meet our operating expenses for the next 6 months. After that time, we will either need to raise additional funds or realize additional revenue from our business activities to meet our cash requirements. There can be no guarantee that we will be successful in securing additional financing should the need arise.

Because We Have No Operating History, We May Not Be Able to Successfully Manage Our Business or Achieve Profitability and it Will Be Difficult for You to Evaluate an Investment in Our Stock and You May Lose Your Entire Investment. Medina was formed in October 1999. It has had no operational history since inception. We face the challenge of successfully acquiring our first espresso cart, finding suitable locations for operation of our espresso cart(s), negotiating leases for those locations, training and hiring suitable staff, as well as establishing operations. There is, therefore, nothing at this time on which to base an assumption that our business will prove successful, and there is no assurance that it will be able to operate profitably if or when operations commence. You may lose your entire investment do to our lack of experience.

Our Industry Is Highly Competitive and We May Not Have the Resources to Compete Effectively and Be Profitable as a Result You May Lose Your Entire Investment. Our business and financial condition could be adversely affected by the highly competitive nature of the retail specialty coffee market which includes espresso coffee drinks. As a result we may never be profitable and you may lose your entire investment. Some if not most of our competitors have greater financial and marketing resources and brand name recognition. Our espresso coffee beverages will compete with a number of national and regional chains, franchise operators and local specialty coffee retailers such as Starbuck's Coffee, SBC and Peet's Coffee & Tea as well as other lesser know companies. Nationally, coffee manufacturers such as Kraft, General Foods, Proctor and Gamble, and Nestle distribute coffee products in supermarkets and convenience stores, which may serve as substitutes for our espresso and coffee drinks. Our espresso coffee beverages compete directly against all restaurant and beverage outlets that serve coffee and a growing number of espresso stands, carts, and stores. Our coffee beverages also compete indirectly against all other coffees on the market. Medina believes that its customers choose among retailers primarily on the basis of product quality, service and convenience, and, to a lesser extent, on price. The performance of our espresso cart(s) may also be affected by factors such as traffic patterns and the type, number and proximity of competing retailers of espresso and coffee products.

Our Dependence on the Sale of Coffee Products and Lack of Diversification May Affect the Success of Our Business If There Is Insufficient Demand for These Products. Our proposed business will be centered on the sale of coffee beverages: espresso, cappuccino, coffee and teas. We have yet to open an espresso cart location. We expect that approximately two-thirds of Medina's revenue will be derived from the sale of coffee beverages once we are operational.

If there is insufficient demand or a decrease in demand for coffee beverages where our espresso cart(s) are located our business, operating results and financial condition will suffer. Health concerns with respect to coffee, seasonal variation and adverse economic or other conditions could all result in decreased coffee consumption.

Our Supply Costs May Be Higher than We Expect Because of Fluctuations in Availability and Cost of Roasted Coffee. We do not intend to roast any of our own coffees. Instead, we envision entering into periodic supply agreements with third parties. At this time we have no established supply relationships. We may be unable to enter into supply contracts with third parties to supply high quality roasted beans. There is no assurance that we will be able to establish a suitable supply relationship for roasted coffee or, if established, that such sources of supply would be able to provide us with the quantities or the quality of roasted beans that we may require. The inability of Medina to enter into a suitable supply agreement could have a material adverse effect on our business.

Any supplier from whom Medina might purchase coffee, is subject to volatility in the supply and price of green coffee beans. Although most coffee trades in the commodity market, coffee of the quality sought by Medina tends to trade on a negotiated basis at a substantial premium above commodity coffee pricing, depending on the supply and demand at the time of purchase. Supply and price can be affected by many factors such as weather, politics and economics in the producing countries. At various times, organizations such as the International Coffee Organization and other groups such as the Association of Coffee Producing Countries have attempted to reach agreements or take actions that would cause prices to rise.

Coffee prices are extremely volatile. We believe that increases in the cost of its purchased coffee can, to a certain extent, be passed through to our customers in the form of higher prices for beans and beverages sold in Medina's espresso carts. We believe that our customers will accept reasonable price increases made necessary by increased costs. Our ability to raise prices, however, may be limited by competitive pressures if other major espresso coffee retailers do not raise prices in response to increased coffee prices. Our inability to pass through higher coffee prices in the form of higher retail prices for beans and beverages could have a material adverse effect on Medina. Alternatively, if coffee prices remain too low, there could be adverse impacts on the level of supply and quality of coffees available from producing countries, which could have a material adverse effect on our business efforts.

Compliance with Health and Other Government Regulations Applicable to Us Could Have a Material Adverse Effect on Our Business, Financial Condition and Results of Operations. The coffee cart business are subject to various local, state and federal governmental regulations, standards and other requirements for food storage, preparation facilities, food handling procedures and labor standards. We are also subject to license and permit requirements relating to health and safety. If we encounter difficulties in obtaining any necessary licenses or permits or complying with these ongoing and changing regulatory requirements we may have difficulty or may not even be able to open our coffee cart business. The occurrence of any of these problems could materially harm the success of our business and result in the entire loss of your investment.

Mr. Miller, Our Sole Director and Officer, Will Only Devote Part Time Efforts to this Business Due to His Involvement in Other Business Interests. The amount of time which Mr. Miller, our sole officer and director will devote to our business will be limited. Mr. Miller also serve as an officer, director, controlling shareholder and/or partner of other entities engaged in a variety of businesses. Thus, there exists potential conflicts of interest including, among other things, time, effort and corporate opportunity involved in participation with such other business entities. Currently, Mr. Miller is not involved in any other entity which is engaged in a similar business as Medina.

Mr. Miller Will Continue to Influence Matters Affecting Medina after this Offering, Which May Conflict with Your Interests. After giving effect to this offering, Mr. Miller, the sole director and officer of Medina will beneficially own approximately 82% of the outstanding shares of common stock of Medina, depending on the number of shares sold in this offering. As a result of this stock ownership, Mr. Miller will continue to influence the vote on all matters submitted to a vote of our stockholders, including the election of directors, amendments to the certificate of incorporation and the by-laws, and the approval of significant corporate transactions. This consolidation of voting power could also delay, deter or prevent a change-in-control of Medina that might be otherwise beneficial to stockholders.

Mr. Harry Miller, our sole officer and director, will not spend full time operating the business of Medina. This may cause delays in the implementation of our business plan. Our sole officer and director, Mr. Miller is involved in other business opportunities and will conduct activities of our company on a part time basis. If a specific business opportunity becomes available, he may face a conflict in selecting between Medina and his other business interests. Medina is not formulated a policy for the resolution of such conflicts.

Risks Related to Our Capital Structure and this Offering
--------------------------------------------------------

Since this Is a Direct Public Offering and There Is No Underwriter, We May Not Be Able to Sell Any Shares Ourselves. We have not retained an underwriter to sell these Shares. We will conduct this offering as a direct public offering, meaning there is no guarantee as to how much money we will be able to raise through the sale of our stock. Mr. Miller, our sole director and officer, will be selling shares himself and has limited prior experience in selling securities. If we fail to sell all the stock we are trying to sell, our ability to expand and complete our business plan will be materially affected, and you may lose all or substantially all of your investment.

You Will Not Receive Dividend Income from an Investment in the Shares and As a Result May Never See a Return on Your Investment. We have never declared or paid a cash dividend on our common shares nor will we in the foreseeable future. We currently intend to retain any future earnings, if any, to finance the operation and expansion of our business. Accordingly, investors who anticipate the need for immediate income from their investments by way of cash dividends should refrain from purchasing any of the securities offered by Medina. As we do not intend to declare dividends in the future you may never see a return on your investment and you indeed may lose your entire investment.

We Have Arbitrarily Determined the Initial Public Offering Price and this May Not Be the Market Price of the Shares after the Offering. The offering price of the Shares has been arbitrarily determined by us based on what we believe purchasers of such speculative issues would be willing to pay for the Shares of Medina and does not necessarily bear any material relationship to book value, par value, or any other established criterion of value. As a result, it may be difficult for you to resell your Shares at or above the offering price. You may also lose your entire investment if the price of the shares being sold is too high.

You May Not Be Able to Resell Any Shares You Purchased in this Offering. There is no trading market for Medina's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for Medina's Common Stock. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. This means that it may be hard or impossible for you to find a willing buyer for your stock should you decide to sell it in the future or to resell the Shares at or above the offering price. (See Market Information)

Our Issuance of Further Shares and the Eligibility of Issued Shares for Resale Will Dilute Our Common Stock and Could Lower the Price a Willing Buyer Would Pay for Our Common Stock. The Shares, if all are sold, being offered in this prospectus represents 18% of our total issued and outstanding shares of common stock on a fully-diluted basis. If you invest in our common stock, your interest will be diluted to the extent of the differences between the price per share you pay for the common stock of $0.10 per share and the pro forma as adjusted net tangible book value per share of our common stock which would be $ 0.0120 at the time of sale which is a dilution of over 88% of your investment We calculate net tangible book value per share by subtracting from our total assets all intangible assets and total liabilities, and dividing the result by the number of outstanding shares of common stock. Furthermore, we may issue additional shares, options and warrants and we may grant additional stock options to our employees, officers, directors and consultants under our stock option plan, all of which may further dilute our net tangible book value. The dilution of our common stock could lower the price a willing buyer would pay for our common stock based on the fact our break-up value per share and or our earning ratio per share would be reduced.

Future Sales of Restricted Shares Could Decrease the Price a Willing Buyer Would Pay for Shares of Our Common Stock and Impair Our Ability to Raise Capital. We currently have 902,100 shares of Common Stock issued and outstanding, all of which is held by Mr. Miller, our sole officer and director. These shares are considered restricted securities pursuant to Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. These shares are, or in the near future will be, available for sale under exemptions from registration. Future sales of common stock by Mr. Miller under exemptions from registration or through a subsequent registered offering could materially adversely affect the market price of our common stock and could materially impair our future ability to raise capital through an offering of equity securities. We are unable to predict the effect, if any, that market sales of these shares, or the availability of these shares for future sale, will have on the prevailing market price of our common stock at any given time.

Because Our Common Stock Is Considered a "Penny Stock," Trading in it Will Be Subject to the Penny Stock Rules Which Could Affect Your Ability to Resell Your Shares in the Market, if a Market Ever Develops in the Future. Under this offering the Shares of Medina are being offered at $0.10 per share. If a trading market for the Common Stock of Medina was to develop in the future, we believe the market price would be well under $5.00 per share. Securities which trade below $5.00 per share are subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934 which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a "penny stock" (generally, any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions). As a result of being a penny stock, the market liquidity for our Common Stock may be adversely affected since the regulations on penny stocks could limit the ability of broker-dealers to sell our Common Stock and thus your ability to sell our common stock in the secondary market.

The rules governing penny stock require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000, $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Such information must be provided to the customer orally or in writing prior to effecting the transaction and in writing before or with the customer confirmation. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed on broker-dealers by such requirements may discourage them from effecting transactions in the securities underlying the Shares, which could severely limit the liquidity of the securities underlying the Shares and the ability of purchasers in this offering to sell the securities underlying the Shares in the secondary market.

We May Need and Be Unable to Obtain Additional Funding on Satisfactory Terms, Which Could Dilute Our Shareholders or Impose Burdensome Financial Restrictions on Our Business. Future events, including the problems, delays, expenses and other difficulties frequently encountered by start-up companies may lead to cost increases that could make the net proceeds of this offering insufficient to fund our proposed operations. We may require additional financing. Medina may seek additional sources of capital, including an additional offering of its equity securities, an offering of debt securities or obtaining financing through a bank or other entity. This may not be available on a timely basis, in sufficient amounts or on terms acceptable to us. The inability of Medina to raise additional equity capital or borrow funds required to effect its business plan, may have a material adverse effect on Medina's financial condition and future prospects. Additionally, to the extent that further funding ultimately proves to be available, both debt and equity financing involve risks. Debt financing may require us to pay significant amounts of interest and principal payments, reducing the resources available to us to expand our existing businesses. Some types of equity financing may be highly dilutive to our stockholders' interest in our assets and earnings. Any debt financing or other financing of securities senior to common stock will likely include financial and other covenants that will restrict our flexibility.


                              AVAILABLE INFORMATION

Medina has filed with the United States Securities and Exchange Commission a Registration Statement on Form SB-1, under the Securities Act of 1933 with respect to the shares offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement. For further information regarding both Medina and the shares offered, reference is made to the Registration Statement, including all exhibits and schedules thereto, which may be inspected without charge at the public reference facilities of the Commission's Washington, D.C. office, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained from the Washington, D.C. office on request and payment of the prescribed fee.

We may elect not to file a Form 8-A or other Registration Statement under the Securities Exchange Act of 1934 and therefore, will only be subject to Section 15(d) following the effective date, therefore the proxy rules, short-swing profits regulations, beneficial ownership reporting regulations and the bulk of the tender offer regulations will not apply to us.

We intend to furnish our stockholders with annual reports containing financial statements audited and reported on by our independent accounting firm and such other periodic reports as we may determine to be appropriate or as may be required by law.

We are an electronic filer. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The Commission's Web site address is (http://www.sec.gov).

As of the date of this Prospectus, we became subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, will file reports and other information with the Commission. Reports and other information filed by us with the Commission pursuant to the informational requirements of the Securities Exchange Act of 1934 will be available for inspection and copying at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: New York regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                           REPORTS TO SECURITY HOLDERS

Copies of our Annual, Quarterly and other Reports which will be filed by us with the Commission commencing with the Quarterly Report for the first quarter ended after the date of this Prospectus (due 45 days after the end of such quarter) will also be available on request, without charge, by writing Medina Coffee, Inc., P.O. Box 741, Bellevue, Washington 98009.

                         INVESTOR SUITABILITY STANDARDS

The purchase of the Shares involves significant risks and is not a suitable investment for all potential investors.

For reasons described below and under "Risk Factors", the purchase of Shares should be considered appropriate only for "sophisticated investors" interested in a long term investment and not for resale. A prospective investor, in determining whether a Share is a suitable instrument, should consider carefully that there will be a limited number of Shares sold and that transferability of the underlying securities thereof may be limited for a time; no active public or secondary market will develop for the underlying securities. The offering price has been arbitrarily determined by Medina and bears no relationship to assets, earnings or other criteria of value. No assurance can be given that the securities underlying the Shares will have a market value or that they can be resold at this price if and when an active secondary market might exist.

The economic benefit of an investment in the Shares depends on the ability of Medina to successfully implement its business plan. The accomplishment of this goal may depend on, among other things, such investor's objectives and their ability to accept highly speculative risks, including the risk of total loss of his or her investment in the Shares. Purchase of the Shares is suitable only for persons of economic means who have adequate means of providing for their current needs, even if investment in the Shares results in a total loss. Accordingly, no investor should purchase Shares with funds which they may need to convert to cash and for which they cannot bear the risk of loss. Medina reserves the right to accept or reject any subscription to purchase Shares.


                                 USE OF PROCEEDS

Medina estimates that the net proceeds from this offering will be approximately $ 18,080, after deducting the offering expenses including legal and accounting fees payable by Medina. It is anticipated such proceeds will be sufficient to proceed with the initial proposed projects of Medina. The net proceeds of this offering will be deposited immediately into our corporate account to be utilized approximately as follows:

               Offering Expenses:
                    Registration Fees:                    $   300
                    Printing Fees:                        $    20
                    Transfer Agent Fees:                  $   100
                    Legal Fees:                           $ 1,000
                    Accounting Fees:                      $   500
               Acquisition of Espresso Cart:              $ 6,150
               Employee Wages                             $ 8,930
               General Corporate Purposes:                $ 3,000
                                                          -------
               Total                                      $20,000
                                                          -------

While we currently intend to utilize the proceeds of this offering substantially in the matter set forth above, we reserve the right to change such use if, in the judgment of the Board of Directors, such changes are advisable. At this time we believe this to be the best representation of the projected allocation of proceeds, and do not foresee any substantial deviation. In addition, contingencies may arise that may require us to obtain additional capital. These contingencies include:

     o    higher than anticipated costs for site leases;
     o    higher than anticipated cost for espresso cart(s);
     o    higher than anticipated wages for employees;
     o    the progress of our business development activities; and
     o    less than anticipated revenue resulting from our proposed operations.

Based on our operating plan, we believe that the net proceeds of this offering, together with available funds on hand and cash flow from future operations, will be sufficient to satisfy our immediate working capital requirements. Such belief is based upon certain assumptions, including assumptions as to our contemplated operations and business plan and economic and industry conditions. We cannot be certain that such resources will be sufficient for such purpose.

There is no minimum amount that must be sold in this offering. We may not be able to raise the funds we need to operate our business. If we receive no or nominal proceeds we will not remain as a viable going concern and you may lose your entire investment unless we are able to raise additional funding through other means. Medina intends to secure any additional financing it needs through a bank loan or a loan from Mr. Miller, the sole officer and director of Medina.


                                    DILUTION


Prior to this offering and as of January 7, 2002, Medina had a total of 902,100 shares issued and outstanding and, a net tangible book value of approximately ($4,830.00) or ($ 0.0054) per share. Net tangible book value per share represents the amount of our tangible assets, less total liabilities, divided by the number of shares of the common stock of Medina outstanding. Without taking into account any further adjustments in net tangible book value other than to give effect to the sale of the 200,000 Shares offered hereby (after deduction of offering expenses) the pro forma net tangible book value of Medina at January 7, 2002, would have been $ 13,250 or $ 0.0120 per share of the common stock of Medina representing an increase in net tangible book value to existing shareholders of $ 0.0066 per share and a dilution of $ 0.0880 per share to new investors.

   Public offering price per Share:                                 $  0.1000
   Net tangible book value, per share, before offering (1):         $ (0.0054)
   Pro forma net tangible book value per share after offering (2):  $  0.0120
   Increase per share attributable to new investors:                $  0.0066
   Dilution per share to new investors (3):                         $  0.0880


         Note:
          (1) "Net tangible book value per share" is determined by dividing the number of shares of common stock outstanding into the net tangible book value of Medina (tangible assets less total liabilities).
          (2) Since there can be no assurances as to how many, if any Shares will be sold, the pro forma net tangible book value per share may vary from that set forth above after the offering.
          (3) "Dilution" means the difference between the public offering price per share and the net tangible book value per share of common stock after giving effect to the offering.


The current shareholder of Medina paid an average $ 0.0022 per share for 902,100 shares of common stock of Medina currently outstanding compared to the offering price of $ 0.10 per Share deemed to be paid by investors in this offering.


                               BUSINESS OF MEDINA

History
-------

Medina Coffee, Inc. was originally incorporated in the State of Nevada on October 4, 1999 under the name Medina Copy, Inc. Medina immediately changed its name to Medina Coffee, Inc. on October 6, 1999. Prior to October 1999, Medina has never conducted business. The principal address of Medina is P.O. Box 741, Bellevue, Washington 98009.

Medina is in the development stage, being a company that is in the early stages of starting an espresso cart business for the distribution of coffee and coffee related products.

Proposed Business of Medina
---------------------------

Medina is a development-stage company which was founded for the purpose of building a retail specialty coffee business that sells specialty coffee and espresso coffee drinks through Company-owned and operated espresso carts. Our objective is to establish ourselves as one of the leading local operators of specialty coffee carts in the Puget Sound Area, a market that Management believes is not fully exploited at the current time.

Specialty coffee beverages include premium whole bean coffees and espresso based beverages (latte, espresso, cafe mocha, and cappuccino) or frozen and ice-blended coffee beverages. Specialty coffees are made from superior beans roasted to specifications that produce coffee with more flavor and consumer appeal.

Industry Overview
-----------------

The specialty coffee business in the United States is growing rapidly. The National Coffee Association of the United States estimates that total retail sales of specialty coffee through all distribution channels grown $5 billion since 1993 to a $18.5 billion in retail coffee sales last year. The National Coffee Association further reports over the last year the popularity of espresso carts and kiosks has grown from 1% to 4.3% and Management believes espresso carts and kiosks will be one of the fastest growing distribution channels for specialty coffee drinks. Several factors have been attributed by media and industry sources to the recent increase in demand for specialty coffees. It is our opinion a high proportion of consumers in the United States now recognize and appreciate the difference in quality between instant and canned coffees and specialty coffees. The rapid expansion of Starbucks and other specialty coffee houses nationwide has also contributed to greater consumer awareness and appreciation of specialty coffees. In addition to increased consumer awareness and appreciation of specialty coffee, the rapid growth in the specialty coffee retail business has been attributed to an increased desire by consumers for a small indulgence. Coffee and specialty coffee drinks help consumers relax, manage stress and help them "get things done".

Business Strategy
-----------------

Medina will offer only the highest-quality espresso coffee based beverages, at the same time providing the service as quickly as possible, realizing the demand for espresso coffee drinks to people on the go. All types of espresso coffee drinks will be served, including cappuccino, lattes, iced coffee drinks and various types of premium blended and ground coffee beverages.

Medina will sell its espresso coffee drinks through company-owned and operated espresso carts. The small size of the carts, approximately four feet long, three feet deep and four feet high, enable the espresso carts to be located in non-traditional, key intercept market locations. The low cost and ease of relocation of these espresso carts, enables a short lead time from the setup to the delivery of espresso coffee drinks to the customer.

Standard equipment in an espresso cart includes a two-group espresso machine, two espresso grinders, a coffee brewer, blender, and cash register, and display rack for baked goods and other non-coffee items. The basic espresso cart will be finished in an upscale design.

Espresso carts located within or outside downtown buildings will likely be open from 8 a.m. to 6 p.m. five days per week. Other espresso carts, those located in shopping centers or transportation terminals, for example, will likely be open to 9 p.m. or later, seven day per week. The typical staff per espresso cart will consist of one full-time employee. Each employee will be trained to be knowledgeable about espresso coffee drinks and gourmet coffee. Espresso cart operations will be service driven, with emphasis on personalized service while providing a quality product to the customer.

The espresso cart design will be upscale, emphasizing Medina Coffee, Inc. branding and style. The espresso cart design will reflect our principle position, of that of a local coffee company, representing the feel and the attitude of the Puget Sound and the Pacific West Coast. The espresso carts are intended to be billboards themselves as Medina opens new locations. Point of sale signage, custom bags, boxes, cups, gift sets, products and literature with Medina's distinctive name and logo are intended to increase name awareness and to portray Medina's image in terms of color, layout, typeface, wording, graphics and display.

The cost of building, equipping an espresso cart and operating it for one year have been estimated as follows:


Cost to acquire an espresso cart           $ 3,000
One group espresso machines                    400
One express grinder                            350
One coffee brewer                              100
One blender                                    200
One cash register                             1000
Two display racks - $100 each                  200
Labor for one year(1)                      $ 7,000
Rent or lease expenses (one year)(2)       $ 3,000
Miscellaneous                                 1000
                                           -------
                  Total cost:              $16,150
                                           =======

     (1) Labor costs will vary in accordance to how many espresso carts Medina is able to open. Mr. Miller is not an employee and will be providing his services at no cost to Medina during the start-up phase. We anticipate that we will hire one employee in the first year of operations.
     (2) Espresso cart vendors are usually charged a rental fee for placing their cart on public or private property. Rent charges vary considerably, and may be a flat fee or a variable fee based on a percentage of gross receipts.




Our business strategy is as follows.


     1 Medina will undertake an analysis marketing and demographic research to select espresso cart sites acceptable espresso cart locations. This will entail communicating with landlords of office buildings, meeting with managers of transportation terminals and sporting facilities to determine ideal locations for the installation of espresso carts.
     2 Design and outfit first "test" espresso cart including merchandising sales material.
     3 Open first espresso cart site. Medina will focus on the best way ensure that each espresso cart provides a consistent quality product and a superior level of customer service. This experience obtained in running this first espresso cart will serve as the basis for our operations procedural manual and as part of its marketing program as Medina strives for increased exposure in the community.
     4 Evaluate the operating success of the first espresso cart in first three months of from date of operation and fine tune operation procedures and future growth plans. Determine the number of feasible locations in which espresso carts will be placed. Depending on the amount of capital resources available to it, during the next 12 months Medina anticipates opening up to five additional espresso carts in the Bellevue, Medina and Seattle area. This number may not be realistic as it may not be possible to fund all new espresso carts with funds generated from sales. Therefore Medina will have to give consideration to either debt financing or issuing more of its common stock.

To date, our efforts have been concentrated on the investigation and planning stages of our proposed business. Mr. Miller has gathered information about the specialty coffee industry and about espresso cart operations from the National Coffee Association of North America, the Specialty Coffee Association of America, the general media sources, espresso cart and machine manufacturers, the market segment specialization program of the IRS and various individuals. He has sourced where to get espresso cart, equipment and supplies and contacted the various city licensing offices for licensing and operation information. Mr. Miller has also looked for suitable locations for an espresso cart in Medina and Bellevue, Washington and has cold called a number of office managers to enquire about rental opportunities. We have not entered into a contract to acquire an espresso cart although we have talked to several manufacturers about what new and used carts were available, terms and delivery times from date of order.

Our plans will require substantial capital investment. Management of Medina estimates it will need a minimum of $80,000 over the next twelve months to implement its business strategy. Medina intends to pay for its expansion using cash generated from sales of operating espresso carts, capital stock, notes and/or assumption of indebtedness. There can be no assurance, however, that such financing will be available on terms satisfactory to Medina, if at all. Failure by Medina to obtain sufficient additional capital in the future will limit or eliminate Medina's ability to implement its business strategy. Future debt financings, if available, may result in increased interest and amortization expense, increased leverage, decreased income available to fund further acquisitions and expansion, and may limit Medina's ability to withstand competitive pressures and render Medina more vulnerable to economic downturns. Future equity financings may dilute the equity interest of existing stockholders.


Sales and Marketing
-------------------

Medina will identify the highest-visibility, highest-foot traffic key market intercept locations and acquire them where possible. The small size of the espresso carts and their free-standing nature enable the espresso carts to be installed in non-traditional locations. In many cases, the locations sought by Medina are atriums and lobbies, anchored by vacant nooks, crannies, or corners; and, as a result, the locations are not presently occupied, nor do retailers regard them as location opportunities in general.

Medina's initial focus will be key market intercept locations within the retail malls that anchor the commercial high-rises in the business core of Medina Bellevue, and Seattle. Medina has estimated the cost of acquiring a good location will be approximately $3,000 per espresso cart or a monthly royalty at 5% of the espresso carts' sales. Expanding revenue in a non-traditional location, where revenue is not currently being generated, will create a "win-win" solution for both parties.


Competition
-----------

The coffee market is highly competitive in that there are a number coffee houses, kiosks and carts throughout the Puget Sound all of which will compete with our business. Such names as Starbucks Coffee, SBC, Peet's Coffee and Tea and Tully's are household names in Seattle and surrounding area and command a great following. In addition, every restaurant serves coffee, theaters, sports facilities, hotels often provide free coffee in each of its guest rooms and nearly every office offers coffee to visitors while they either wait or are in a meeting.

To compete against the well such known names of Starbucks Coffee and SBC will be difficult for Medina since these companies have a strong following of coffee drinkers and can offer, in the majority of cases, a place for their customers to sit while enjoying their coffee. In addition, they offer a wide variety of coffee drinks to satisfy every coffee taste. Medina will be limited in the number of different coffee drinks it can offer.

Against smaller, localized operators, Medina will compete on the basis of location, specialization, quality service, branding and professional management. There can be no assurance that we will be able to establish our self in the Puget Sound coffee market by building a solid customer base.

Management believes that the location of its espresso carts will be key to Medina's success and development due to their demographics, visibility and/or population density. Locations we consider highly desirable include: shopping malls, lobbies of office towers, hospitals, hotels, and school campuses. These locations are the primary targets for Medina's proposed espresso carts. Industry competitors often target the same areas for similar reasons. Medina intends to open its new espresso carts in these areas, even if it means being across the street or in the same office building as a competitor.

Medina faces intense competition for a suitable espresso cart sites and for qualified personnel to operate its proposed espresso cart. There can be no assurance that Medina will be able to secure a site at acceptable rent levels or that Medina will be able to attract qualified workers.

Limited Operating History
-------------------------

Medina since its inception has never conducted any line of business. Medina has no operating history and, accordingly, there is only a limited basis on which to evaluate our prospects for achieving its intended business objectives. To date our activities have been limited to organizational activities and this offering. Medina has limited resources and minimal revenues to date.

Employees
---------


As at January 7, 2002, Medina did not have any employees either part time or full time. Mr. Harry Miller, the executive officer of Medina is involved in the affairs of Medina as required. He is not employed by Medina. Nevertheless, he was responsible for incorporating Medina, developing our coffee concept, engaging the services of professionals to assist in the development of Medina, prepare documents as required and undertake other duties which are normally the responsibility of the executive officers of a company. Medina is not a party to any employment contracts or collective bargaining agreements. Medina does not believe it will have problems in attracting suitable employees. The Bellevue area has a relatively large pool of people experienced in food preparation and dealing with customers.


Description of Property
-----------------------

Medina neither owns nor leases any real property. At present, offices are provided at no cost to Medina by Mr. Harry Miller the President and Chief Executive Officer of Medina in Bellevue, Washington. This arrangement is expected to continue until such time as Medina becomes involved in a business venture which necessitates its relocation, as to which no assurances can be given. Medina has no agreements with respect to the maintenance or future acquisition of office or coffee outlet facilities.

Previous Stock Issuances of Company
-----------------------------------

Medina issued 900,100 shares in the common stock of Medina at a purchase price of $ 0.002 per share on October 5, 1999 and an additional 2,000 shares in the common stock of Medina at a purchase price of $ 0.10 per share on November 30, 2001 to Mr. Harry Miller the founder of Medina.


Government Regulation
---------------------

Medina is subject to the general laws and regulations relating to the food service industry. There are no specific laws or regulations that govern the coffee industry as a whole, or coffee retailers specifically, that are materially different than other retail or wholesale food businesses.


                              MANAGEMENT OF COMPANY

Directors, Executive Officers and Key Employees
-----------------------------------------------

The names, ages and respective positions of the current directors, executive officers and key employees of Medina are:

         Name                Age         Position

         Harry Miller        66          President, Chief Executive Officer,
                                         Secretary, Treasurer & Director

Medina intends to recruit and appoint additional directors and officers as needed who have the requisite complement of skills to successfully implement the mandate of Medina. Currently Medina has no employees other than those cited above. Medina will recruit employees as Medina grows and develops.

Harry Miller, is the President, Chief Executive Officer, Secretary and Treasurer of Medina. Mr. Miller brings years of experience in starting new enterprises having spent the last thirty years in forming many companies and providing consulting services to a variety of businesses. Many of these companies were in the medical products and health care industries. Currently he is associated with Eastside Mortgage, LLC. of Bellevue, Washington where he maintains a real estate license and analyzes funding proposals, primarily construction loans for his investment portfolio and that of the principal of the firm. In 1991, Mr. Miller established Solar Health Care of Florida investing in the Medicaid HMO industry. As CEO, Mr. Miller developed the business plan of the company that included leasing office space, preparing and filing the complex application to the state, hiring staff and negotiating the purchase of an existing HMO. During the subsequent five year period, Mr. Miller entered into a contractual arrangement to provide medical care to over 8,000 patients. At the end of his tenure intense competitive pressures caused the company to be wound up.

The term of office of each director is one year or until his successor is elected at the annual meeting of Medina and qualified. The term of office for each officer of Medina is at the pleasure of the Board of Directors. The Board of Directors has no nominating, auditing or compensation committee. There are no arrangements or understandings between any of the officers or directors and any other persons pursuant to which such officer or director was selected as an officer or director.

Compensation of Directors, Officers and Key Employees
-----------------------------------------------------

General. Directors are permitted to receive fixed fees and other compensation for their services as directors, as determined by the Board of Directors. There are no arrangements pursuant to which directors of Medina are compensated for their services as a director. To date, our sole officer and director has received no compensation for services he has provided to Medina and has no employment contract with Medina.

Stock Options.  We have not adopted a stock option or rights plan.

Employment Contracts. We have no employment contracts with Mr. Miller or any person or any compensatory plan or arrangement with any person that would result from the resignation, retirement or any other termination of a person's employment with Medina from a change in control of Medina or a change in a person's responsibilities following a change in control of Medina.


                                 INDEMNIFICATION

Medina will indemnify a director or officer of Medina against all costs, charges and expenses (including an amount paid to settle an action or satisfy a judgment) reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of Medina provided he acted honestly and in good faith with a view to the best interests of Medina and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Medina pursuant to the foregoing provisions. Medina has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.


                                  STOCK OPTIONS

There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.

              SECURITY OWNERSHIP OF BENEFICIAL OWNER AND MANAGEMENT


The following table sets forth certain information concerning the Common Stock ownership as of January 7, 2002 of Mr. Miller is the sole officer, director, promoter, shareholder and management of Medina.



Name and Address                Amount and Nature of                      Percent of Class
of Beneficial Owner             Beneficial Ownership (1)         Before Offering After Offering (2)
---------------------------------------------------------------------------------------------------
Harry Miller (3)                        902,100                                100%/82%
Bellevue, WA             (Restricted securities as defined in
                             the Securities Act of 1933)
Notes:

1. Unless otherwise indicated, the named party is believed to have sole investment and voting control of the shares set forth in the above table.
2.   Assuming all 200,000 Shares are sold.
3.   Mr. Miller does not intend to purchase any shares under this offering.

Future Sales by Present Shareholders
------------------------------------

Medina currently has 902,100 shares of the common stock issued and outstanding, all of which have not been registered with the Securities and Exchange Commission or any state securities agency and of which all 902,100 shares are currently restricted pursuant to Rule 144 promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended. Under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of Medina (or persons whose shares are aggregated), who has owned restricted shares beneficially for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the shares are quoted on an exchange or NASDAQ, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of Medina for at least three months immediately preceding the sale and who has beneficially owned the shares to be sold for at least one year is entitled to sell such shares under Rule 144 without regard to any of the limitations described above. No prediction can be made as to the effect, if any, that sales of such shares or the availability of such shares for sale will have on the market prices for shares of Medina prevailing from time to time. Nevertheless, the sale of substantial amounts of shares in the public market would likely adversely affect prevailing market prices for our shares and could impair Medina's ability to raise capital through the sale of its equity securities. None of the current outstanding restricted shares of Medina are available for resale pursuant to Rule 144.


                            DESCRIPTION OF SECURITIES

Shares
------


Medina is authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. Medina has no other classes of stock. As of January 7, 2002, Medina had outstanding 902,100 shares of common stock. All shares of the common stock are equal to each other with respect to voting, and dividend rights, and subject to the rights of the preferred shareholders described below, are equal to each other with respect to liquidation rights.


Special meetings of the Shareholders may be called by the President or Board of Directors of Medina, or on the request of holders of at least ten percent of the outstanding voting shares. Holders of shares of the common stock are entitled to one vote at any meeting of the Shareholders for each share of the common stock they own as of the record date fixed by the Board of Directors. At any meeting of Shareholders, a quorum consists of one-third of the outstanding shares of the common stock of Medina entitled to vote, represented in person or by proxy. A vote of the majority of the shares of the common stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of the common stock outstanding.

There are no conversion, pre-emptive or other subscription rights or privileges with respect to any share. Reference is made to the Certificate of Incorporation and Bylaws of Medina as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of shares in the capital stock of Medina. It should be noted that the Bylaws may be amended by the Board of Directors without notice to the Shareholders.

Non-Cumulative Voting. The shares of the common stock of Medina do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of the common stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.

Dividends. The payment of dividends by Medina, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, on our earnings, its capital requirements and its financial condition, as well as other relevant factors. Medina has not paid a cash or stock dividend and does not anticipate paying any cash or stock dividends in the foreseeable future. (See Risk Factors).

Escrow Agreement. In connection with this offering, Mr. Miller has entered into an escrow agreement. Mr. Miller has agreed to place 603,898 shares of common stock of Medina with Nevada Agency and Trust who is acting as escrow agent under the agreement. Under the terms of the escrow agreement, two and one-half percent (2 1/2%) of the shares held in escrow may be released each quarter beginning two years from the completion date of the public offering. All remaining shares held in escrow will be released from escrow on the anniversary of the fourth year from the completion date of this offering

Transfer Agent
--------------

Medina has appointed Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada 89501 as transfer agent for our shares of the common stock.


                             SHARE CAPITAL STRUCTURE


The following table shows the authorized and issued securities of Medina as of January 7, 2002, and what the amount outstanding is expected to be on the completion of this offering if all the Shares being offered are sold.




                                                                                                     Amount to be
                                     Amount authorized or         Amount outstanding as        outstanding if all Shares
Designation of security               to be authorized             of January 7, 2002           being issued are sold
--------------------------------------------------------------------------------------------------------------------------
shares of the common stock,             100,000,000                     902,100                       1,102,100
$0.001 par value
--------------------------------------------------------------------------------------------------------------------------


                               MARKET INFORMATION

No public market has been established for the Common Stock of Medina. There are at present no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in Medina's securities. There is no assurance that a trading market will ever develop for the Common Stock of Medina or, if such a market does develop, that it will continue. On completion of this offering, we will have 1,102,100 shares of Common Stock outstanding, assuming all 200,000 shares offered are sold. After the offering, 200,000 of the 1,102,100 shares of common will be immediately tradeable without restriction under the Securities Act of 1933 except for any shares purchased by an "affiliate" of ours, as that term is defined in the Securities Act of 1933, as amended. Affiliates will be subject to the resale limitations of Rule 144 under the Securities Act of 1933, as amended.

No dividends have been paid to date and none is expected to be paid in the foreseeable future.


                                    OFFERING

Offering Being Made by Medina
-----------------------------

Medina is offering up to 200,000 Shares to the public, at a price of $ 0.10 per Share, payable to Medina against delivery of certificates representing the Shares through management. The offering price was arbitrarily determined by management. The offering is not subject to a minimum subscription level. The Shares are being offered only to bona fide residents of states where the offering has been qualified to be made. The acceptance of a subscription for Shares is also subject to compliance with applicable federal and state securities laws and receipt of a legal opinion as to the validity of the Shares being sold in this offering.

Medina will review all subscriptions immediately on receipt to confirm the suitability of the investor. If the investor is suitable and the subscription is not rejected by Medina or its legal counsel, the subscription will be accepted and the check for the purchase price will be deposited. If, for any reason, an investor is determined to be not suitable or if the subscription is rejected for any other reason, the investor's check and all subscription documents will be promptly returned to the investor without interest and without deduction. We have the right to completely or partially accept or reject any subscription for shares offered in this offering, for any reason or for no reason.

No Escrow of Proceeds.
---------------------

There will be no escrow of any of the proceeds of this offering. Accordingly, we will have use of all funds raised as soon as we accept a subscription and funds have cleared. These funds shall be non-refundable to subscribers except as may be required by applicable law.

No Broker Is Being Utilized in this Offering.
--------------------------------------------

As of the date of this Prospectus, no broker has been retained by us for the sale of the Shares. All sales will be made by personal contact by our sole officer and director, Mr. Miller. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Miller or introduced to Mr. Miller and personally contacted by him. Although Mr. Miller is an associated person Medina as that term is defined in Rule 3a4-1 under the Securities Exchange Act of 1934 he is deemed not to be a broker for the following reasons:

          o He is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.
          o He will not be compensated for his participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.
          o He is not an associated person of a broker or dealers at the time of his participation in the sale of our securities.
          o He intends to actively involved in the business of Medina after the closing of this offering.
          o He is not nor has he been a broker or dealer, or an associated person of a broker or dealer. And,
          o He has not been involved in selling an offering of securities for Medina or any issuer within the last 12 months.

Opportunity to Make Inquiries
-----------------------------

Medina will make available to each offeree, prior to any sale of Shares, the opportunity to (1) ask questions of and receive answers from Medina concerning any aspect of the investment and (2) obtain any additional information necessary to verify the accuracy of the information contained in this prospectus, to the extent Medina possesses such information or can acquire it without unreasonable effort or expense.

Procedures for Prospective Investors
------------------------------------

You may subscribe by filling in and signing the subscription agreement and delivering it, prior to the expiration date, to us. The subscription price of $0.10 per share must be paid in cash or by check, bank draft or postal express money order payable in United States dollars to our order.

You should make your check payable and return your subscription agreement to:

                  Medina Coffee, Inc.
                  P.O. Box 741
                  Bellevue, Washington 98009

                  Attention: Harry Miller

 If you have any questions about this offering, please call Mr. Miller at (425) 453-0224 during regular business hours.

Expiration Date
---------------

The offering will remain open until all Shares offered in this offering are sold or three months after the effective date of this prospectus. We may decide to cease selling efforts at any time prior to such date. If this offering is oversubscribed, we may consider whether or not you expect to hold the Shares purchased in this offering long term in determining whether and to what extent we will accept your subscription. We anticipate having one or more closings of this offering whenever we receive and accept new subscriptions.

Legal Matters
-------------

Certain matters relating to the legality of the Common Stock offered in this prospectus will be passed upon for us by Thomas Braun, Esq., a member of the California Bar.


                                      DEBT


The debt position of Medina, as of September 30, 2001, is as follows:


         Column 1                   Column 2                     Column 3                    Column 4
-----------------------------------------------------------------------------------------------------------
                                  Amount of Debt as of         Interest Rate
     Nature of Debt                September 30, 2001             on Debt               Repayment Schedule
-----------------------------------------------------------------------------------------------------------
Officers Advace - owed to                $ 3,790                    0%                       On Demand
Harry Miller
---------------------------- --------------------------- -------------------------  -----------------------
Accounts Payable                         $ 2,000                    0%                       Monthly
---------------------------- --------------------------- -------------------------  -----------------------



                                   LITIGATION

Medina is not a party to any litigation and, to the best of its knowledge, none is threatened or anticipated.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

Medina recently appointed Mr. George Stewart, CPA as the company's independent auditor due to the notification of the death of its former auditor, Mr. Barry Friedman, CPA. During the Medina's two most recent fiscal years and the subsequent interim period preceding the death of Mr. Friedman, there were no disagreements between Medina and Mr. Friedman with respect to any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Mr. Friedman during his engagement never provided an adverse opinion or disclaimer of opinion to Medina's financial statements nor did he ever modify his opinion as to uncertainty, audit scope or accounting principles.

                              FINANCIAL STATEMENTS



                Unaudited September 30, 2001 Financial Statements
                                       and
         Audited December 31, 2000 and May 31, 200 Financial Statements
                                  Are Attached

                               MEDINA COFFEE, INC.
                          (FORMERLY MEDINA COPY, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                         UNAUDITED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2001

                               MEDINA COFFEE, INC.
                          (FORMERLY MEDINA COPY, INC.)


TABLE OF CONTENTS                                                      PAGE #
--------------------                                                  -------
Financial Statements

         Balance Sheet                                                   2

         Statement of Operations                                         3

         Statement of Stockholder' Equity                                4

         Statement of Cash Flows                                         5

Notes to Financial Statements                                            6-8



                                   MEDINA COFFEE, INC.
                               (FORMERLY MEDINA COPY, INC.)
                              (A Development Stage Company)

                                      Balance Sheet
                                      -------------
                                       (Unaudited)

Assets
------

                                                Sept 30,   Sept 30,  December   December
                                                  2001      2000     31, 2000   31, 1999
                                                -------    -------   --------   ---------
Current Assets
Cash                                            $   760    $   817    $   315    $ 2,800
                                                -------    -------    -------    -------
         Total Current Assets                       760        817        315      2,800

Other Assets                                          0          0          0          0
                                                -------    -------    -------    -------
         TOTAL ASSETS                           $   760    $   817    $   315    $ 2,800
                                                =======    =======    =======    =======

Liabilities and Stockholders' Equity
------------------------------------

Current Liabilities
Officers Advances (Note #6)                     $ 3,790    $ 1,400    $ 1,000    $     0
Officers Note Payable (Note #7)                       0      1,000          0      1,000
 Accounts Payable                                 2,000      1,000      2,000      1,000
                                                -------    -------    -------    -------
         Total Liabilities                      $ 5,790    $ 3,400    $ 3,000    $ 2,000
                                                -------    -------    -------    -------
Stockholders' Equity Common stock,
 .001 par value authorized 100,000,000
shares, 900,100 shares issued and
outstanding at Sept 31, 2001 and
December 31, 2000 respectively                      900        900        900        900
Additional Paid in Capital                          900        900        900        900
Deficit Accumulated During the
development stage                                (6,830)    (4,383)    (4,485)    (1,000)
                                                -------    -------    -------    -------
         Total Stockholders' Equity (Deficit)    (5,030)    (2,583)    (2,685)       800
                                                -------    -------    -------    -------
            TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY (DEFICIT)      $   760    $   817    $   315    $ 2,800
                                                =======    =======    =======    =======


See accompanying notes



                                         MEDINA COFFEE, INC.
                                     (FORMERLY MEDINA COPY, INC)
                                    (A Development Stage Company)

                                       Statement of Operations
                                       -----------------------
                                             (Unaudited)


                                         Nine        Nine                                  Oct. 4,
                                        Months       Months       Year         Year         1999
                                        Ended        Ended       Ended        Ended      (inception)
                                      Sept. 30,    Sept. 30,    Dec. 31,     Dec 31.,    to Sept. 30,
                                        2001          2000        2000         1999          2001
                                      ---------    ---------    ---------    ---------    ----------
Income
         Revenue                      $    --      $      -     $     --     $    --      $     --
Expenses
         General and Administrative       2,435        3,383        3,485        1,000        6,830
                                      ---------    ---------    ---------    ---------    ----------
         Total Expenses                   2,435        3,383        3,485        1,000        6,830

Net Loss                              $  (2,435)   $  (3,383)   $  (3,485)   $  (1,000)   $  (6,830)
                                      =========    =========    =========    =========    =========
Net Loss per share
 Basic and Diluted                      (0.0027)     (0.0038)     (0.0039)     (0.0011)     (0.0076)

Weighted average number of
common shares outstanding               900,100      900,100      900,100      900,100      900,100
                                      =========    =========    =========    =========    =========




                        See notes to financial statements



                                         MEDINA COFFEE, INC.
                                     (FORMERLY MEDINA COPY, INC.)
                                    (A Development Stage Company)

                                  Statement of Stockholders' Equity
                                  ---------------------------------
                                             (Unaudited)


                                                                                            Deficit
                                                                             Additional   accumulated
                                                       Common Stock           Paid-in       during
                                                ---------------------------   Capital    development
                                                     Shares      Amount                     stage
                                                ---------------------------  ---------- ------------
Balance December 31, 1999                            900,100   $        900    $    900 $    (1,000)
Net loss five months ended
 September 30, 2000                                                                          (3,383)
Balance September 30, 2000                           900,100   $        900         900 $    (4,383)
                                                ============  =============  ========== ============

Balance December 31, 2000                            900,100   $        900    $    900 $    (4,485)
Net loss nine months ended
September 30, 2001                                                                           (2,345)
Balance Sept 31, 2001                                900,100   $        900    $    900 $    (6,830)
                                                ============  =============  ========== ============



October 4, 1999
issued for cash                                      900,100   $        900    $    900 $         -
Net loss, October 4, 1999
(inception) to December 31, 1999                                                             (1,000)
Balance December 31, 1999                            900,100            900         900      (1,000)
                                                ------------  -------------  ---------- ------------
Net loss year ended
December 31, 2000                                                                                  0
Balance December 31, 2000                            900,100   $       900    $    900  $     (1,000)
                                                ============  =============  ========== ============

                                        See accompanying notes



                                                       MEDINA COFFEE, INC.
                                                   (FORMERLY MEDINA COPY, INC.)
                                                  (A Development Stage Company)

                                               (Unaudited) Statement of Cash Flows
                                               -----------------------------------


                                                                                                                   October 4,
                                                          Nine            Nine          Year          Year            1999
                                                          Months         Months         Ended         Ended        (inception)
                                                          Ended           Ended        Dec 31,       Dec 31,        to May 31,
                                                          Sept.         Sept. 30,       2000          1999            2001
                                                         30, 2001         2000
                                                       -------------  ------------- ------------- -------------  ---------------
Cash Flows from Operating Activities
     Net (Loss)                                        $      (2,345) $      (3,383)  $    (3,485) $    (1,000)  $       (6,830)
     Adjustments to reconcile net loss to cash

     (used) in operating activities

    Changes in assets and liabilities
         Accounts Payable                                          0              0          1000         1,000            2,000
            Officers Notes Payable                                 0              0         (1000)        1,000                0
            Officers Advances Payable                          2,790          1,400          1000             0            3,790
                                                       -------------  ------------- ------------- -------------  ---------------
      Net Cash (used) in operating results                       445         (1,983)       (2,485)        1,000           (1,040)
                                                       -------------  ------------- ------------- -------------  ---------------


Cash flows from Financing Activities
   Proceeds from issuance of common stock                          0              0             0         1,800            1,800
                                                       -------------  ------------- ------------- -------------  ---------------

Net increase (decrease) in cash                                  445        (1,983)       (2,485)         2,800              760

Cash at Beginning of Period                                      315          2,800         2,800             0                0
                                                       -------------  ------------- ------------- -------------  ---------------
Cash at End of Period                                  $         760  $         817 $         315 $       2,800  $           760
                                                       =============  ============= ============= =============  ===============



                                                See notes to financial statements.

                               MEDINA COFFEE, INC.
                          (FORMERLY MEDINA COPY, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
           September 30, 2001 and 2000 and December 31, 2000 and 1999
                                   (Unaudited)

Note 1 - History and Organization of the Company

The Company was organized October 4, 1999, under the laws of the State of Nevada as Medina Copy, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

On October 4, 1999, the Company issued 900,100 shares of its $0.001 par value common stock for cash of $1,800. On November 30, 2001, the Company issued 2,000 shares of its $0.001 par value common stock for cash of $200.

On October 6, 1999, the Company changed it's name to Medina Coffee, Inc.

The Company has devoted substantially all of its present efforts to: (1) researching the espresso cart industry; (2) searching the Puget Sound Area for potential sites to place an espresso cart; (3) developing a business plan; and
(4) preparing an SB-1 prospectus offering to allow the company to raise capital and test the interest of investors in the espresso cart industry.

NOTE 2 - Accounting Policies and Procedures

The Company has not determined its accounting policies and procedures except as follows:

The Company uses the accrual method of accounting.

Earnings per share is computed using the weighted averaged number of shares of common stock outstanding.

The Company has not yet adopted any policy regarding the payment of dividends. No dividends have been paid since inception.

In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-up Activities which provides guidance of the financial reporting of start-up activities and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with initial adoption reported as the cumulative effect of a change in accounting principle.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

Note 3 - Warrants and Options

There are no warrants or options outstanding to issue any additional shares of common stock of the Company.

Note 4 - Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through further equity financing's and seeking necessary bank loans.


Note 5 - Related Party Transaction

The Company neither owns or leases any real or personal property. Office services are provided without charge by Harry Miller, the sole officer and director of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The sole officer and director of the Company is involved in other business opportunities. If a specific business opportunity becomes available, he may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 6 - Officers Advances

While the Company is seeking additional capital, an officer of the Company has advanced funds to the Company to pay for any costs incurred by it. These funds are interest free. The balances due to Mr. Miller were $3,790 and $1,400 on September 30, 2001 and September 2000 respectively. The balances due to Mr. Miller were $1,000 and $0 December 31, 2000 and 1999 respectively.

Note 7 - Officers Notes Payable

Mr. Harry Miller loaned the Company $1,000 on October 5, 1999, $510 on June 11, 2001, $2,000 on June 18, 2001, $140 on September 14, 2001 and $1,000 on
September 17, 2001 to cover legal costs and filing fees associated with incorporating and maintaining the company. The loan is evidenced by way of a promissary note, the note carries no interest and is payable in five years. The balances due to Mr. Miller were $0 and $ 1,000 on September, 2001 and 2000 respectively. The balances due to Mr. Miller were $0 and $1,000 on December 31, 2000 and 1999 respectively.

Note 8 - Subsequent Events

On November 30, 2001, the Company issued 2,000 shares of its $0.001 par value common stock for cash of $200.

                               MEDINA COFFEE, INC.
                          (FORMERLY MEDINA COPY, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                                  MAY 31, 2001
                                DECEMBER 31, 2000

                               MEDINA COFFEE, INC.
                          (FORMERLY MEDINA COPY, INC.)


TABLE OF CONTENTS                                                 PAGE #
-----------------                                                 ------

Independent Auditors' Report                                          1

Financial Statements

         Balance Sheet                                                2

         Statement of Operations                                      3

         Statement of Stockholders' Equity                            4

         Statement of Cash Flows                                      5

Notes to Financial Statements                                         6-7

                               GEORGE STEWART, CPA
                     2301 SOUTH JACKSON STREET, SUITE 101-G
                            SEATTLE, WASHINGTON 98144
                       (206) 328-8554   FAX (206) 328-0393

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Medina Coffee, Inc.
Bellevue, Washington


I have audited the accompanying balance sheets of Medina Coffee, Inc.,(Formerly Medina Copy, Inc.) ( A Development Stage Company), as of May 31, 2001 and 2000, and December 31, 2000 and 1999, and the related statements of operations, stockholders' equity and cash flows for the five months ended May 31, 2001 and 2000 and year ended December 31, 2000 and 1999, and October 4, 1999, (inception) to May 31, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medina Coffee Inc., (Formerly Medina Copy, Inc.), ( A Development Stage Company) as of May 31, 2001 and 2000 and December 31, 2000 and 1999, and the results of its operations and cash flows for five months ended May 31, 2001 and 2000 year ended December 31, 2000 and 1999 October 4, 1999, (inception) to May 31, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #4 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ George Stewart
------------------------
June 13, 2001



                                       MEDINA COFFEE, INC.
                                   (FORMERLY MEDINA COPY, INC.)
                                  (A Development Stage Company)

                                          Balance Sheet
                                          -------------


Assets
------

                                                         May 31,   May 31,   December   December
                                                          2001      2000     31, 2000   31, 1999
                                                        -------    -------   --------   --------
Current Assets
Cash                                                   $    25    $ 1,419    $   315    $ 2,800
                                                       ----------------------------------------
         Total Current Assets                               25      1,419        315      2,800

Other Assets                                                 0          0          0          0
                                                       ----------------------------------------
         TOTAL ASSETS                                  $    25    $ 1,419    $   315    $ 2,800
                                                       ========================================

Liabilities and Stockholders' Equity
------------------------------------

Current Liabilities
Officers Advances (Note #6)                              1,140    $    --    $ 1,000    $     0
Officers Note Payable (Note #7)                              0      1,000          0      1,000
 Accounts Payable                                        2,000      1,000      2,000      1,000
                                                       ----------------------------------------
         Total Liabilities                               3,140      2,000      3,000      2,000
                                                       ----------------------------------------
Stockholders' Equity Common stock, .001 par value
authorized 100,000,000 shares, 900,100 shares issued
and outstanding at May 31, 2001 and
December 31, 2000 respectively                             900        900        900        900

Additional Paid in Capital                                 900        900        900        900
Deficit Accumulated During the
development stage                                       (4,915)    (2,381)    (4,485)    (1,000)
                                                       ----------------------------------------
         Total Stockholders' Equity (Deficit)           (3,115)      (581)    (2,685)      (800)
                                                       ----------------------------------------
            TOTAL LIABILITIES AND
            STOCKHOLDERS' EQUITY (DEFICIT)             $    25    $ 1,419    $   315    $ 2,800
                                                       ========================================
See notes to financial statements




                                            30




                                                MEDINA COFFEE, INC.
                                            (FORMERLY MEDINA COPY, INC)
                                           (A Development Stage Company)

                                              Statement of Operations
                                              -----------------------


                                                                                                       Oct. 4,
                                           Five             Five           Year           Year          1999
                                          Months           Months          Ended          Ended      (inception)
                                           Ended           Ended         Dec. 31,       Dec 31.,        to May
                                          May 31,           May             2000          1999            31,
                                           2001           31, 2000                                       2000
                                      ---------------  -------------- --------------- ------------- -------------
Income
         Revenue                      $             -  $           -  $            -  $           -  $          -
Expenses
         General and Administrative               430          1,381            3,485         1,000         4,915
                                      ---------------  -------------  --------------- ------------- -------------
         Total Expenses                           430          1,381            3,485         1,000         4,915

Net Loss                              $          (430) $      (1,381) $        (3,485) $     (1,000) $     (4,915)
                                      ===============  =============  =============== ============= =============

Net Loss per share
 Basic and Diluted                           ($0.0005)      ($0.0015)         (0.0039)      (0.0011)      (0.0055)

Weighted average number of
common shares outstanding                     900,100        900,100          900,100       900,100       900,100
                                      ===============  =============  =============== ============= =============




See notes to financial statements

                                                         31





                                    MEDINA COFFEE, INC.
                               (FORMERLY MEDINA COPY, INC.)
                               (A Development Stage Company)


                             Statement of Stockholders' Equity
                             ---------------------------------


                                                                                Deficit
                                                                              accumulated
                                                Common Stock     Additional     during
                                           --------------------   Paid-in     development
                                            Shares       Amount   Capital        stage
                                           --------    --------   --------    ----------
Balance December 31, 1999                   900,100    $    900   $    900     $ (1,000)
Net loss five months ended
 May 31, 2000                                                                    (1,381)
Balance May 31, 2000                        900,100    $    900   $    900     $ (2,381)
                                           ========    ========   ========     ========

Balance December 31, 2000                   900,100    $    900   $    900     $ (4,485)
Net loss five months ended
May 31, 2001                                                                      (430)
Balance May 31, 2001                        900,100    $    900   $    900     $ (4,915)
                                           ========    ========   ========     ========




October 4, 1999
issued for cash                             900,100    $    900   $    900     $   --
Net loss, October 4, 1999 (inception) to
December 31, 1999                                                                (1,000)
Balance December 31, 1999                   900,100         900        900       (1,000)
                                           --------    --------   --------     --------
Net loss year ended
December 31, 2000                                                                     0
Balance December 31, 2000                   900,100    $    900   $    900     $ (1,000)
                                           ========    ========   ========     ========






                             See notes to financial statements

                                             32



                                                       MEDINA COFFEE, INC.
                                                  (FORMERLY MEDINA COPY, INC.)
                                                  (A Development Stage Company)

                                                     Statement of Cash Flows
                                                     -----------------------

                                                                                                                   October 4,
                                                           Five           Five          Year          Year            1999
                                                          Months         Months         Ended         Ended        (inception)
                                                           Ended          Ended        Dec 31,       Dec 31,        to May 31,
                                                            May          May 31,        2000          1999            2001
                                                          31 ,2001        2000
                                                        ------------- ------------- ------------- -------------  ---------------
Cash Flows from Operating Activities
     Net (Loss)                                         $        (430) $     (1,381) $     (3,485)  $    (1,000)  $       (4,915)
     Adjustments to reconcile net loss to cash
     (used) in operating activities

    Changes in assets and liabilities
         Accounts Payable                                           0             0         1,000         1,000            2,000
            Officers Notes Payable                                  0             0        (1,000)        1,000                0
            Officers Advances Payable                             140             0         1,000             0            1,140
                                                        ------------- ------------- ------------- -------------  ---------------
      Net Cash (used) in operating results                      (290)        (1,381)       (2,485)        1,000           (1,775)
                                                        ------------- ------------- ------------- -------------  ---------------


Cash flows from Financing Activities
   Proceeds from issuance of common stock                           0             0             0         1,800            1,800
                                                        ------------- ------------- ------------- -------------  ---------------

Net increase (decrease) in cash                                  (290)       (1,381)       (2,485)        2,800               25

Cash at Beginning of Period                                       315         2,800         2,800             0                0
                                                        ------------- ------------- ------------- -------------  ---------------
Cash at End of Period                                   $         25  $       1,419  $        315 $       2,800   $           25
                                                        ============= ============= ============= =============  ===============



                                                 See notes to financial statements.


                               MEDINA COFFEE, INC.
                          (FORMERLY MEDINA COPY, INC.)
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
              May 31, 2001 and 2000 and December 31, 2000 and 1999



Note 1 - History and Organization of the Company

The Company was organized October 4, 1999, under the laws of the State of Nevada as Medina Copy, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

On October 4, 1999, the Company issued 900,100 shares of its $0.001 par value common stock for cash of $1,800.

On October 6, 1999, the Company changed it's name to Medina Coffee, Inc.

The Company has devoted substantially all of its present efforts to: (1) researching the espresso cart industry; (2) searching the Puget Sound Area for potential sites to place an espresso cart; (3) developing a business plan; and
(4) preparing an SB-1 prospectus offering to allow the company to raise capital and test the interest of investors in the espresso cart industry.

NOTE 2 - Accounting Policies and Procedures

The Company has not determined its accounting policies and procedures except as follows:

The Company uses the accrual method of accounting.

Earnings per share is computed using the weighted averaged number of shares of common stock outstanding.

The Company has not yet adopted any policy regarding the payment of dividends. No dividends have been paid since inception.

In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 ("SOP 98-5"), Reporting on the Costs of Start-up Activities which provides guidance of the financial reporting of start-up activities and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998, with initial adoption reported as the cumulative effect of a change in accounting principle.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates

Note 3 - Warrants and Options

There are no warrants or options outstanding to issue any additional shares of common stock of the Company.

Note 4 - Going Concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through further equity financing's and seeking necessary bank loans.

Note 5 - Related Party Transaction

The Company neither owns or leases any real or personal property. Office services are provided without charge by Harry Miller, the sole officer and director of the Company. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The sole officer and director of the Company is involved in other business opportunities. If a specific business opportunity becomes available, he may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 6 - Officers Advances

While the Company is seeking additional capital, an officer of the Company has advanced funds to the Company to pay for any costs incurred by it. These funds are interest free. The balances due to Mr. Miller were $1,140 and $0 on May 31, 2001 and 2000 respectively. The balances due to Mr. Miller were $1,000 and $0 December 31, 2000 and 1999 respectively.

Note 7 - Officers Notes Payable

Mr. Harry Miller loaned the Company $1,000.00 on October 5, 1999, to cover legal costs and filing fees associated with incorporating the company. The loan is evidenced by way of a promissary note, the note carries no interest and is payable in five years. The balances due to Mr. Miller were $0 and $ 1,000 on May 31, 2001 and 2000 respectively. The balances due to Mr. Miller were $0 and $1,000 on December 31, 2000 and 1999 respectively.

                               MEDINA COFFEE, INC.
                                   PROSPECTUS
                                 January 7, 2002
                            CERTIFICATE OF THE ISSUER



           The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made.



         DATED: January 7, 2002



         /s/ Harry Miller
         ---------------------------
         Harry Miller
         President & Director

                                 BACK COVER PAGE


                        DELIVERY OF PROSPECTUS BY DEALERS

Until 90 days after the effective date of this Prospectus, all dealers effecting transactions in the registered shares, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

 -------------------------------------------------------------------------------


ITEM 1 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

The statutes, charter provisions, bylaws, contracts or other arrangements under which controlling persons, directors or officers of the registrant are insured or indemnified in any manner against any liability which they may incur in such capacity are as follows:

         Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

                    1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, does not, of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

                    2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines on application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

                    3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

                    4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case on a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

                    (a)  By the stockholders;
                    (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;
                    (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or
                    (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

                    5. The certificate or articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

                    6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                    (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders of disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                    (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                    7. The registrant's Articles of Incorporation limit liability of its Officers and Directors to the full extent permitted by the Nevada Business Corporation Act.

ITEM 2 - OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

All expenses are estimates

                                                         Amount
          Expense                                        Maximum
          -------                                        -------

          SEC Registration Fees                           $ 50
          Blue Sky fees and expenses                      $100
          Printing and shipping expenses                  $ 50
          Legal fees and expenses                         $200
          Accounting fees and expenses                    $  0
          Transfer Agent and misc. expenses               $ 94
                                                          ----

          Total                                           $500
                                                          ----

ITEM 3 - UNDERTAKINGS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934 Medina Coffee, Inc. hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred to that section.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Medina pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Medina Coffee, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Medina hereby undertakes to:

     1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               a. Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
               b. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
               c. Include any additional or changed material information on the plan of distribution.

     2. For determining liability under the Securities Act of 1933 treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bellevue, Washington on January 7, 2002.



MEDINA COFFEE, INC.

/s/ Harry Miller

By:

         Harry Miller
         President, C.E.O., Secretary & Treasurer

ITEM 4 - UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR


The following unregistered securities were issued by Medina:

     On October 5, 1999, 900,100 shares were issued to Harry Miller. On November 30, 2001, 2,000 shares were issued to Harry Miller. Both transactions were effected pursuant to Section 4(2) of the Securities Act of 1933, as amended.


ITEM 5 - INDEX TO EXHIBITS

  Exhibit No.              Document
  -----------              --------

     3.1*                  Articles of Incorporation

     3.2*                  Articles of Amendment

     3.3*                  Bylaws

     4*                    Subscription Agreement


    10.1                   Promissory Note dated November 30, 2001


    10.2*                  Consent of Accountant

    10.3*                  Escrow Agreement

    11.1*                  Opinion Re Legality

    11.2*                  Consent of Attorney

* Previously Filed On Form SB-1/A - August 24, 2001


ITEM 6 - DESCRIPTION OF EXHIBITS

     See Item 5.


                                   SIGNATURES


The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bellevue, State of Washington, on January 7, 2002.


MEDINA COFFEE, INC.

/s/ Harry Miller

By:
         Harry Miller
         President, C.E.O., Secretary and Treasurer